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                                                                  Exhibit (c)(3)

                          SHAREHOLDER AGREEMENT (YP)

            THIS SHAREHOLDER AGREEMENT dated as of March 1, 1999 (this "Agreement") is by and among Alcatel, a French corporation ("Parent"), Zeus Acquisition Corp. a California corporation ("Purchaser"), Yuri Pikover ("Shareholder"), and Pikover 1995 Irrevocable Trust, Pikover Trust, Pikover Irrevocable Children's Trust (collectively, the "Trusts" and, for all purposes under this Agreement other than Sections 10 and 12, "Shareholder" shall include the Trusts).

                              W I T N E S S E T H:

            WHEREAS, simultaneously with the execution of this Agreement, Parent, Purchaser and Xylan Corporation, a California corporation (the "Company"), have entered into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"), pursuant to which Purchaser has agreed, among other things, to commence a cash tender offer (as such tender offer may hereafter be amended from time to time, the "Offer") to purchase all shares of common stock, $.001 par value, of the Company (the "Company Common Stock");

            WHEREAS, as an inducement and a condition to its entering into the Merger Agreement and incurring the obligations set forth therein, including the Offer and the Merger, Parent has required that Shareholder enter into this Agreement;

            NOW THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein and in the Merger Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

            1. Certain Definitions. Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. In addition, for purposes of this Agreement:

            "Affiliate" means, with respect to any specified Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified; including, without limitation, any partnership or joint venture in which the Person specified (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 10% or more. For purposes of this Agreement, with respect to Shareholder, "Affiliate" shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company.

            "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3


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under the Exchange Act ), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all Affiliates of such Person and all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

            "Covered Shares" means the Owned Shares and the Shares Under Option.

            "Encumbrances" shall mean any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions of any nature whatsoever.

            "Owned Shares" means all the shares of Company Common Stock Beneficially Owned by Shareholder on the date hereof (other than Shares Under Option), including the shares listed on Annex I attached hereto, and any other securities of the Company entitled, or which may be entitled, to vote generally in the election of directors that are Beneficially Owned by Shareholder.

            "Person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

            "Representative" means, with respect to any Person, such Person's officers, directors, employees, agents and representatives (including any investment banker, financial advisor, agent, representative or expert retained by or acting on behalf of such Person or its subsidiaries).

            "Shares Under Option" means all the shares of Company Common Stock that are subject to options, securities convertible into exchangeable or exercisable for any such shares, or any Voting Debt of the Company Beneficially Owned by Shareholder, including those listed on Annex I attached hereto.

            "Transfer" means, with respect to a security, the sale, transfer, pledge, gift, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "Transfer" shall have a correlative meaning.

            2. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Parent and Purchaser as follows:

            (a) The Covered Shares constitute all of the capital stock of the Company Beneficially Owned by Shareholder. Without limiting the foregoing, the Covered Shares


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include all shares of Company Common Stock held of record or Beneficially by any relative, trust or other Affiliate of Shareholder of which Shareholder has or shares any voting power or power of disposition. Except as described on Annex I, Shareholder is the record and Beneficial Owner, has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to the Covered Shares. Shareholder has good and marketable title to the Owned Shares, free and clear of all Encumbrances. As to any shares that Shareholder indicates he does not have such sole powers, Shareholder shall use his reasonable best efforts to cause all of his obligations under this Agreement to be complied with by any person having such powers.

            (b) Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming the due authorization, execution and delivery of this Agreement of each of Parent and Purchaser, constitutes the legal, valid and binding obligation of Shareholder, enforceable against such Shareholder in accordance with its terms except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

            (c) Neither of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby nor the compliance by Shareholder with any of the provisions hereof shall
(i) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which Shareholder is a party or by which Shareholder or any of his properties or assets (including the Covered Shares) may be bound, except as may be set forth in existing option agreements,
(ii) require on the part of Shareholder any filing with, or permit, authorization, consent or approval of, any Governmental Entity, or (iii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Shareholder or any of his properties or assets, excluding from the foregoing such violations, breaches, defaults or failures to make any filing or to obtain any permit, authorization, consent or approval which would not, individually or in the aggregate, impair the ability of Shareholder to consummate the transactions contemplated hereby.

            3. Representations and Warranties of Parent and Purchaser. Parent and Purchaser hereby represent and warrant to Shareholder as follows:

            (a) Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to execute and deliver this Agreement and perform its


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obligations hereunder and to consummate the transactions contemplated hereby.
The execution and delivery by Parent and Purchaser of this Agreement and the performance by Parent and Purchaser of their respective obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of Parent and Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

            (b) This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Shareholder, constitutes the legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of them in accordance with its terms except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

            (c) Neither the execution and delivery of this Agreement by Parent or Purchaser, the consummation by Parent or Purchaser of the transactions contemplated hereby nor the compliance by Parent or Purchaser with any of the provisions hereof shall (i) conflict with or violate the statuts of Parent or the articles of incorporation or by-laws of Purchaser, (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agree ment, lease, permit or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any of their respective properties or assets may be bound, (iii) require on the part of Parent or Purchaser any filing with, or permit, authorization, consent or approval of, any Governmental Entity, other than any filing required to be made under the Securities Act, the Exchange Act, the HSR Act, the EC Merger Regulations or nonUnited States laws regulating competition, antitrust, investment and exchange controls or (iv) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Parent or Purchaser or any of their respective properties or assets, excluding from the foregoing such violations, breaches, defaults or failures to make any filing or to obtain any permit, authorization, consent or approval which would not, individually or in the aggregate, materially impair the ability of Parent or Purchaser to consummate the transactions contemplated hereby.

            4. Tender of Shares. Shareholder shall tender or cause the record owner thereof to tender all the Owned Shares into the Offer promptly, and in any event no later than the tenth business day following the commencement of the Offer pursuant to Section 1.01 of the Merger Agreement, and Shareholder shall not, and shall cause the record owner thereof not to, withdraw any Owned Shares so tendered unless the Offer is terminated or has expired,


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except for shares that Shareholder is contractually obligated, consistent with past practice, to withdraw in order to transfer to the Pikover Blind Trust.

            5. Voting of Owned Shares; Proxy. (a) During the period commencing on the date hereof and continuing until the earlier of (x) the consummation of the Offer and (y) the termination of this Agreement (such period being referred to as the "Voting Period"), at any meeting (whether annual or special, and whether or not an adjourned or postponed) of the Company's shareholders, however called, or in connection with any written consent of the Company's shareholders, subject to the absence of a preliminary or permanent injunction or other requirement under applicable law by any United States federal, state or foreign court barring such action, Shareholder shall vote (or cause to be voted) all Owned Shares: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any action or agreement that would impede, interfere with, or prevent the Merger, including any Acquisition Proposal. Shareholder shall not enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained in this Section 5.

            (b) By its execution hereof and in order to secure its obligations under this Agreement, during the Voting Period, Shareholder irrevocably grants to, and appoints, Parent and Olivier Houssin and Pascal Durand-Barthez, or either of them, in their respective capacities as employees of Parent, and any individual who shall hereafter succeed to either of their respective positions at Parent, and each of them individually, as its true and lawful proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder to vote the Owned Shares or grant a consent or approval in respect of the Owned Shares (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof and hereof and (ii) against any action or agreement that would impede, interfere with, or prevent the Offer or the Merger, including any Acquisition Proposal ("Irrevocably Proxy"). Shareholder hereby represents that any proxies heretofore given in respect of the Owned Shares are not irrevocable, and that any such proxies are hereby revoked.

            (c) Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon its execution and delivery of this Irrevocable Proxy. Shareholder hereby affirms that this Irrevocable Proxy is given in connection with the execution of this Agreement and the Merger Agreement, and further affirms that this Irrevocable Proxy is coupled with an interest and is intended to be irrevocable in accordance with the provisions of
Section 705 of the CGCL. Shareholder hereby ratifies and confirms all that this Irrevocable Proxy may lawfully do or cause to be done by virtue hereof.


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            (d) In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock or the acquisition of additional shares of Company Common Stock or other securities or rights of the Company by the Shareholder (through the exercise of Shares Under Option or otherwise), this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other securities or rights of the Company issued to or acquired by the Shareholder.

            6. Option. (a) Shareholder hereby grants Purchaser an irrevocable option (the "Option") to purchase any or all Owned Shares and Shares Under Option (to the extent exercisable on the date that Parent notifies Shareholder that it intends to exercise the Option) at a price per share equal to the Offer Price (the "Option Price"). The Option shall become exercisable immediately prior to, but contingent upon, the consummation of a transaction contemplated by the Acquisition Proposal referred to in clause (ii), below, if: (i) the Merger Agreement is terminated and Parent would be entitled, or following such time may be entitled, to receive the Fee in connection with such termination pursuant to
Section 9.03(b) of the Merger Agreement, and (ii) the Company enters into a letter of intent or definitive agreement with respect to a transaction contemplated by an Acquisition Proposal within six (6) months after such termination, and shall cease to be exercisable immediately following the consummation of the transaction referred to in clause (ii).

            (b) Subject to the other provisions of this Agreement, the Option shall become and remain exercisable so that Purchaser shall have the right and ability to exercise the Option and deliver the shares issuable upon such exercise and to receive the consideration payable for such shares in connection with the consummation of the transaction contemplated by the Acquisition Proposal. Shareholder shall give Purchaser and Parent notice of the date scheduled for consummation of a transaction contemplated by the Acquisition Proposal as far in advance as is reasonably practicable. If Purchaser wishes to exercise the Option, it or Parent shall send a written notice to Shareholder specifying the place and date for the closing of the purchase. Nothing herein shall be construed to limit Purchaser's right to exercise the Option in a timely manner in connection with such transaction regardless of when such notice is given by Shareholder or when Parent or Purchaser delivers a notice of exercise to Shareholder; provided, however, that if at the scheduled closing date for the transaction contemplated by the Acquisition Proposal, Parent or the Purchaser shall be legally prohibited from exercising the Option as to all or a portion of the Owned Shares or Shares Under Option (including by reason of a failure on the part of Parent and the Purchaser to fully comply with the requirements of the HSR Act or the EC Merger Regulations), such legal prohibition shall not serve to delay or otherwise prevent consummation of such transaction at its scheduled closing date.

            (c) It is understood that Purchaser shall not be entitled to purchase the Covered Shares pursuant to the Option if Purchaser shall have failed to purchase the Shares pursuant to the Offer in breach of its obligations under the Merger Agreement.


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            (d) Notwithstanding anything herein to the contrary, whenever the
Option is exercisable Purchaser may elect, instead of exercising the Option, to require Shareholder upon consummation of the transaction contemplated by the Acquisition Proposal to pay to Purchaser a portion of the consideration per Covered Share (the "Consideration") received by Shareholder at the consummation of such transaction equal to the amount of the excess, if any, of the Consideration over the Offer Price, multiplied by the number of Covered Shares acquired in such transaction. Such payment shall be made as and when paid in connection with such transaction.

            7. Restrictions on Transfer, Other Proxies; No Solicitation.

            (a) Shareholder shall not, until the termination of this Agreement, directly or indirectly: (i) except as provided in Sections 4, 5 or 6 hereof, Transfer to any Person any or all Covered Shares; or (ii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Covered Shares. Nothing contained herein shall prevent Shareholder from transferring any or all of the Covered Shares to an Affiliate of Shareholder which agrees to be bound by this Agreement; provided that Shareholder shall continue to remain liable for all its obligations under this Agreement. The Covered Shares and the certificates represented thereby owned by such Shareholder are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian as provided in Section 7(a) hereof, free and clear of all Encumbrances, except for such Encumbrances arising hereunder.

            (b) Shareholder hereby agrees, in its capacity as a Shareholder of the Company, that it and its Affiliates shall not, and Shareholder shall cause its Representatives not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of furnishing non-public information) participate in, or otherwise facilitate any inquiries or the making of any proposal or offer that constitutes or is reasonably likely to lead to an Acquisition Proposal or
(ii) engage in any negotiations concerning, or provide any non-public information or data to, or have any discussions with, any third party relating to an Acquisition Proposal. Shareholder will notify Parent promptly (but in any event within 24 hours) if any such inquiries, proposals or offers are received by, any such information requested from, or any such discussions or negotiations are sought to be initiated or continued with such Shareholder or its Representatives (if any) in each case in connection with any Acquisition Proposal indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions. Shareholder agrees that it will immediately cease and cause to be terminated any existing activities or discussion with any parties conducted heretofore with respect to an Acquisition Proposal and will request from each person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information heretofore furnished to such person by or on behalf of it or any of its subsidiaries. The foregoing shall be subject to Shareholder's fiduciary duties as a director and/or officer of the Company. Any


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action taken by the Company or any member of the Company Board in his capacity as such in accordance with the terms of the Merger Agreement shall be deemed not to violate this Section 7(b).

            8. Stop Transfer. Shareholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Owned Shares, unless such transfer is made in compliance with this Agreement.

            9. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

            10. Non-Competition. In consideration of the transactions contemplated hereunder and under the Merger Agreement, Shareholder agree that, commencing on the Effective Date and for a period ending two (2) years after the Effective Date, Shareholder shall not, directly or indirectly:

            (i) own, manage, control or participate in the ownership, management, or control of, or be employed or engaged by or otherwise affiliated or associated as a consultant, independent contractor or otherwise with any other corporation, partnership, proprietorship, firm, association or other business entity engaged in the business of designing, manufacturing and/or selling enterprise data LAN switching, ATM switching and/or Gigabit Ethernet switching products to customers in the enterprise and/or carrier markets; provided, however, that the following shall not be deemed a violation of this covenant: (A) the ownership of not more than three percent (3%) of any class of publicly traded securities of any entity; and (B) passive investments in venture capital funds or similar entities established by persons who are not affiliated with or related to Shareholder and over which Shareholder has no power to direct the management or investment decisions;

            (ii) offer to employ or otherwise engage, any Person who is then (or was at any time within one year prior to the time of such employment, engagement or offer thereof) an employee, sales representative or agent of the Company; or

            (iii) solicit any business from any Person or entity that is at the time of such solicitation a customer of the Company in a manner likely to result in a discontinuance or reduction of the extent of such Person's or entity's business relationship with the Company, or induce or influence any customer, supplier or other person that has a business relationship with the Company to discontinue or reduce the extent of such relationship with the Company.


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            11. Waiver of Appraisal Rights. Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have.

            12. Cancellation of Change of Control Agreements; Agreement to Rollover Shares Under Option; Option Vesting.

            (a) In consideration of the transactions contemplated hereunder and under the Merger Agreement, Shareholder hereby waives, effective at, and contingent upon the occurrence of, the Effective Time of the Merger, any and all claims, rights and entitlements that he has, has had or may ever have with respect to or arising under the Change of Control Agreement between Shareholder and the Company (the "CIC Agreement") and releases, effective at, and contingent upon the occurrence of, the Effective Time of the Merger, the Company and its officers, directors, shareholders, employees and representatives and any of their successors and assigns from any and all such claims, rights and entitlements relating to or arising under the CIC Agreement. Shareholder acknowledges that the CIC Agreement shall become null and void at the Effective Time of the Merger. This provision shall survive indefinitely notwithstanding anything herein to the contrary.

            (b) Shareholder shall not exercise, sell or otherwise Transfer (or attempt to exercise, sell or otherwise Transfer) any of his outstanding options to purchase shares of the Company (whether vested or unvested) (the "Shareholder Options"). Shareholder shall take any and all actions necessary to ensure that all of his Shareholder Options are converted in accordance with Section 7.03(a) of the Merger Agreement and shall elect the option conversion under Section 7.03(b)(ii) of the Merger Agreement.

            (c) As of the Effective Date, the Company and the Shareholder hereby agree that the Shareholder Options shall be amended to provide that: (I) the Shareholder Options will not terminate following the termination of the Shareholder's employment for any reason other than for cause; (II) the Shareholder shall continue to vest in the Shareholder Options in accordance with the applicable option plan or agreements for the Shareholder Options on the same basis as if the Shareholder continued to be employed, provided that the Shareholder continues to fulfill all obligations with respect to the restrictive covenant set forth in Section 10 hereof; and (III) if the Shareholder fulfills such restrictive covenant obligations, the Shareholder shall be entitled to exercise such Shareholder Options at any time within the thirty (30) day period following the satisfaction of the restrictive covenant. Notwithstanding anything herein to the contrary, unless terminated earlier as contemplated hereunder, under the applicable option plan or under the agreements for the Shareholder Options, the Shareholder Options shall automatically expire on their originally-specified expiration dates. For purposes hereof, "cause" shall mean
(1) the Shareholder's fraud, embezzlement or similar activities; or (2) the Shareholder's conviction of, or plea of guilty or no contest to, any felony or any crime involving fraud, embezzlement or other defalcation or any crime involving moral turpitude; or (3) the Shareholder's commission of any act of dishonesty or series of repeated acts of dishonesty which


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are not in the best interests of the Company, or which are injurious to the business reputation of the Company; or (4) the Shareholder's willful and repeated failure to perform his material duties of employment, which failure has not been cured within thirty (30) business days after the Company gives written notice thereof to the Shareholder.

            13. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier of (a) the date upon which the Parent shall have purchased and paid for all of the Owned Shares of Shareholder in accordance with the terms of the Offer, (b) if the Merger Agreement shall be terminated in circumstances that do not give rise to the payment of the Fee pursuant to Section 9.03(b) thereof, the date on which the Merger Agreement shall be terminated, (c) if the Merger Agreement shall be terminated in circumstances that give rise to the payment of the Fee pursuant to
Section 9.03(b) and the Company shall not have entered into a letter of intent or definitive agreement with respect to a transaction contemplated by an Acquisition Proposal within six months following such date of termination, six months following the date on which the Merger Agreement shall be terminated, and
(d) if the Merger Agreement shall be terminated in circumstances that give rise to the payment of the Fee pursuant to Section 9.03(b) and the Company shall have entered into a letter of intent or definitive agreement with respect to a transaction contemplated by a Acquisition Proposal within six months following such date of termination, the date on which such transaction shall be consummated.

            14. Miscellaneous.

            (a) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

            (b) Shareholder agrees that this Agreement and the respective rights and obligations of Shareholder hereunder shall attach to all Covered Shares.

            (c) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

            (d) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, personal or legal representatives, executors, administrators, heirs, distributees, devisees, legatees and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party (whether by operation of law or otherwise) without the prior written consent of the other party; provided, that Parent and Purchaser may assign all or any of their rights and obligations hereunder to any assignee of such parties' rights and obligations under the Merger Agreement or to any other subsidiary of Parent. Nothing in this Agreement,


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express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

            (e) This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The parties may waive compliance by the other parties hereto with any representation, agreement or condition otherwise required to be complied with by such other party hereunder, but any such waiver shall be effective only if in writing executed by the waiving party.

            (f) All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address shall be effective upon receipt) or sent by electronic transmission, with confirmation received, to the telecopy number specified below:

            If to Parent or Purchaser:

            Alcatel
            54, rue La Boetie
            75008 Paris
            France
            Telecopier No.: 33-1-4076-1486
            Attention: Pascal Durand-Barthez, Esq.

            With a copy to:

            Proskauer Rose LLP
            1585 Broadway
            New York, NY 10036
            Telecopier No.: (212) 969-2900
            Attention: Stanley Komaroff, Esq.


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            If to Shareholder:

            Yuri Pikover
            3431 Sweetwater Mesa Road
            Malibu, CA 90265

            Copy to:

            Gunderson Dettmer LLP
            155 Constitution Drive
            Menlo Park, CA 94024
            Attention: Shawn Lampron, Esq.

            (g) If any term or other provision of this Agreement shall be held to be invalid, illegal or unenforceable by any rule of law or public policy, such clause or provision shall be construed and enforced as if it had been more narrowly drawn so as not to be construed and enforced as if it had been more narrowly drawn so as not to be invalid or unenforceable, and such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provision of this Agreement.

            (h) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (a) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and
(b) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

            (i) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

            (j) Notwithstanding anything herein to the contrary, nothing set forth herein shall in any way restrict any director in the exercise of his or her fiduciary duties as a director of the Company.

            (k) This Agreement shall be governed and construed in accordance with the laws of the State of California without giving effect to the principles of conflicts of law thereof.

            (l) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

            (m) This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

            IN WITNESS WHEREOF, Parent, Purchaser and Shareholder have caused this Agreement to be duly executed as of the day and year first above written.


                                        ALCATEL


                                        By: /s/ Serge Tchuruk
                                            ------------------------------------
                                            Name:  Serge Tchuruk
                                            Title: Chairman and Chief
                                                   Executive Officer


                                        ZEUS ACQUISITION CORP.


                                        By: /s/ Olivier Houssin
                                            ------------------------------------
                                            Name:  Olivier Houssin
                                            Title: Chairman


                                        Shareholder


                                        /s/ Yuri Pikover
                                        ----------------------------------------
                                            Name:  Yuri Pikover
                                            Title:

AGREED TO FOR PURPOSES
OF SECTION 12

XYLAN CORPORATION


By: /s/ Steve Y. Kim
    -----------------------------
    Name: Steve Y. Kim
    Title: President and Chief
           Executive Officer

                                        PIKOVER 1995 IRREVOCABLE TRUST


                                        By: /s/ Yuri Pikover
                                            ------------------------------------
                                            Name:  Yuri Pikover
                                            Title: Co-Trustee


                                        By: /s/ Gaylin N. King
                                            ------------------------------------
                                            Name:  Whittier Trust Company
                                            Title: Co-Trustee


                                        PIKOVER TRUST


                                        By: /s/ Yuri Pikover
                                            ------------------------------------
                                            Name:  Yuri Pikover
                                            Title: Trustee


                                        PIKOVER IRREVOCABLE
                                        CHILDREN'S TRUST


                                        By: /s/ Yuri Pikover
                                            ------------------------------------
                                            Name:  Yuri Pikover
                                            Title: Co-Trustee


                                        By: /s/ Gaylin N. King
                                            ------------------------------------
                                            Name:  Whittier Trust Company
                                            Title: Co-Trustee

                                  ANNEX I (YP)

Owned Shares

      Pikover Trust                                                   1,825,000
      Pikover Children's Irrevocable Trust                              225,000
      Pikover 1995 Irrevocable Trust                                     15,000

Shares Under Option